

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Roy Kuan
Chief Executive Officer
Generation Asia I Acquisition Ltd
Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

> **Re: Generation Asia I Acquisition Ltd**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 22, 2021**
> **File No. 333-260431**

Dear Mr. Kuan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2021 letter.

Registration Statement on Form S-1 filed October 22, 2021

Prospectus Summary, page 1

1. We note your response to prior comment 1. Please revise the Summary disclosure to clarify that the risks associated with the uncertainties in the interpretation and enforcement of PRC laws, rules and regulations would apply to you if you pursue an initial business combination target that is based in China or Hong Kong regardless of whether you will have a VIE structure post-business combination. Additionally, we note that prior to your initial business combination, you are currently not required to obtain from Chinese authorities any permission to issue your securities to foreign investors and to operate your

company. Please disclose the consequences to you and your investors if you inadvertently conclude that approvals are not required, or applicable laws, regulations, or interpretations change.

2. We note your response to prior comment 2. Please revise to expressly state that the entity in which investors may hold their interest may not be the entity or entities through which the company's operations may be conducted in China after the business combination.

3. We note your revisions in response to prior comment 3. As requested by our prior comment, please continue to expand your summary risk factor disclosure to describe the significant liquidity risks and, with respect to all of these risks described in this summary section, please cross-reference to the more detailed discussion of these risks in the prospectus. Additionally, please include a summary risk factor that specifically states that rules and regulations in China can change quickly with little advance notice and also describe the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

4. We note your response to prior comment 5. Please include on the cover page your previous response to prior comment 5. In your revised disclosure here and on the cover page, please also describe the potential restrictions on your ability to make loans to or capital contributions to your PRC subsidiary if you pursue an initial business combination target that is based in China or Hong Kong and include disclose regarding the potential to distribute earnings or settle amounts owed under VIE agreements if you conduct your operations with a VIE.

5. We note your response to prior comment 6. Please clarify that in addition to being delisted from Nasdaq, your Units (or Class A Ordinary Shares and Warrants, as the case may be) may be prohibited from trading if the PCAOB is unable to inspect your auditors for more than three consecutive years and indicate that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if enacted, would require foreign companies to comply with PCAOB audits within two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

RISK FACTORS, page 51

6. We note from the audit opinion and your risk factor on page 73 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a

position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jin Park, Esq.